EMPIRE RESOURCES, INC.                                         TEL: 201/944-2200
ONE PARKER PLAZA                                               FAX: 201/944-2226
FORT LEE, NEW JERSEY                                   SKAHN@EMPIRERESOURCES.COM
07024-2937

                                                                January 18, 2008

VIA EDGAR AND OVERNIGHT COURIER

Mr. Joseph Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. - Mail Stop 3561
Washington, DC 20549


Re:  Empire Resources, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2006
     Form 10-Q for Fiscal Quarter Ended September 30, 2007
     File No. 001-12127
     -----------------------------------------------------

Dear Mr. Foti:

This letter is submitted by Empire Resources, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission raised in your letter of December 14, 2007 to Sandra Kahn, Chief Financial Officer of the Company (the "Comment Letter"). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Comment 1.

Form 10-K for the Fiscal Year Ended December 31, 2006
-----------------------------------------------------

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 17
-----------------------------------------------------------------------

1.    From disclosure in notes E and F in the financial statements, as well as
Item 7A on quantitative and qualitative disclosures on market risk, we note that derivative activity related to foreign exchange forward contracts and aluminum futures contracts that are recognized through earnings adjustments appears to have materially impacted your results of operations in the last several years. In addition, fiscal year 2006 operating results appear to have been materially impacted by an inventory accrual adjustment.

However, your MD&A does not provide any discussion of the nature and quantifiable amounts of these events that materially impacted your results of operations. One of the principal objectives of MD&A is to provide information about the quality and potential variability of a company's earnings, so readers can ascertain the likelihood that past performance is indicative of future performance. As required, a discussion and quantification of material effects of known material trends, events and uncertainties promotes a better understanding of your financial results.

Please significantly expand your MD&A to provide not only a discussion of the nature of the aforementioned items, but also an analysis of the underlying reasons, including any economic factors that resulted in material adjustments for these items that impacted results of operations. With respect to your derivative hedging activity, please also discuss the risks and challenges associated with these arrangements, including - how results of operations can be materially impacted from changes in foreign amounts and aluminum prices. We also believe that a sensitivity analysis for a specific change in foreign currency amounts and aluminum prices may facilitate a better understanding and analysis of the impact on results of operations. Your expanded disclosure on the inventory accrual adjustment should also provide any trends or uncertainties related to this item, as well as both a detailed discussion of estimates or assumptions related to this accrual and a sensitivity analysis for the estimates or assumptions made in determining the accrual. The sensitivity discussion would be disclosed in the quantitative and qualitative market risk disclosure and critical accounting policies and estimates sections for these items, accordingly. We also encourage you to provide any other disclosures that would facilitate an easier and better understanding and analysis of these material matters.

Please revise your disclosure in accordance with the aforementioned matters. As part of your response, please provide a sample of the expanded disclosure that you expect to include in future filings. Refer to the guidance in FR-72 (Release No. 33-8350) as well as Item 303 of Regulation S-K.

(a) Our reference to "Inventory accrual" of $10,370,000 represented a liability for inventory purchased for which invoices had not been received as of December 31, 2006 and therefore not included in accounts payable at that date. Accordingly, our operating results were not impacted by the accrual. No estimates or assumptions were made in determining such amount. In future filings, the Company will reflect such amounts as accounts payable.

(b) The following is indicative of the expanded disclosure that we expect to include in MD&A in future filings with respect to derivative hedging activity.

      We do not typically purchase inventory for stock. Instead we place orders with aluminum suppliers based upon orders that we have received from our customers. Inherent in our business is the risk of matching the timing of our contracts. We buy and sell aluminum products which are based on a constantly moving terminal market price determined by the London Metal Exchange ("LME"). Were we not to hedge such exposures we could be exposed to significant losses due to the continually changing aluminum prices.

      We use aluminum future contracts to manage our exposure to commodity price risk inherent in our activities. It is our policy to hedge such risks, to the extent practicable. We enter into hedges to limit our exposure to volatile


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



price fluctuations in metals which would impact our gross margins on firm purchase and sales commitments. As an example, we may enter into fixed price contracts with our suppliers and variable priced sales contracts with our customers. We will utilize the futures market to match the terms of the purchase and sale through hedging our fixed purchase commitment by entering into a futures contract and selling the aluminum for future delivery in the month where the aluminum is to be priced and delivered to the customer.

      If the underlying metal price increases since a sales contract is initiated, we would suffer a hedging loss and have a derivative liability, but the sales price to the customer would be based on a higher market price and offset the loss. Conversely, if the metal price decreases, we would have a hedging gain and recognize a derivative asset, but the sales price to the customer would be based on the lower market price and offset the gain.

      We also enter into foreign exchange forward contracts to hedge our exposure related to commitments to sell non-ferrous metals denominated in some international currencies. In such cases, we will sell the foreign currency through a bank for an approximate date when we anticipate receiving payment from the foreign customer. When payment is received, we will deliver the foreign currency to the bank and receive U.S. dollar equivalent based upon our hedged rate.

      In accordance with Financial Accounting Standards No. 133, we designate these derivative contracts as fair value hedges and recognize them on our balance sheet at fair value as well as offsetting changes in the fair value of the related hedged firm purchase and sales commitment attributable to the hedged risk. The fair value adjustment related to the hedged commitment is recognized in earnings upon revenue recognition which occurs at the time of delivery to our customers.

      As disclosed in our Risk Factors, the potential for losses using our hedging methodology is based on either counterparty defaults with banks for our foreign exchange hedging, the LME for our aluminum hedges, or customer defaults. LME or foreign exchange counterparty default could impact our results of operations in the event that we had a derivative asset and were owed monies by these counterparties. In the event of customer defaults we may be forced to sell the material in the open market and absorb losses for metal or foreign exchange hedges that were applied to the defaulting customers' transactions. Results of operations could be materially impacted in these instances as our hedge would effectively be cancelled due to the default.

(c) Our derivatives are straightforward hedging and are held for price protection and not for purposes of trading in the futures market. Utilizing this strategy, we insulate our results to the extent practicable from changes in market prices and accordingly, we do not believe a sensitivity analysis regarding the impact of price changes would facilitate an understanding of our business.


Commitments and Contingencies, page 21
--------------------------------------

2. Reference is made to Note Q (4) in the consolidated financial statements regarding the purchase commitments within your supply contracts that require a purchase of certain minimum tonnage amounts over the contract term. Please include these purchase commitments in your contractual obligations table, with


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



an explanatory note describing the nature of these commitments, including how the amounts in the table are computed. A note to the table should also discuss any material termination or renewal provisions for these contracts, the timing and amount of payments under these purchase obligations, as well as any variable price provisions that are subject to market risk. Refer to the guidance in
Section III (D) of FR-67 (Release No. 33-8 1 82).


      At December 31, 2006, the Company had agreements in place to purchase 16,000 Metric Tons from a supplier contingent upon prices being mutually agreed upon. As of December 31, 2006 pricing for the agreements were not fixed nor were there minimum or variable price provisions in place. As indicated in the table below, the pricing periods were scheduled between January 31, 2007 and August 31, 2007. In future filings, the company will refer to these as contingencies until such time that pricing has been agreed. Until such time as prices are set during the pricing periods we cannot determine the amount of payments related to this tonnage. There are no material termination or renewal provisions relating to the items listed below. Moreover, there is no variable price subject to market risk, because prices have not been agreed upon. Accordingly, we do not believe that these items belong in the contractual obligations table.

QUANTITY(MT)      PRICING PERIOD
------------      --------------
800               January 2007
800               February 2007
5,400             March 2007
900               April 2007
900               May 2007
5,400             June 2007
900               July 2007
900               August 2007

Total 16,000

Item 8. Financial Statements
----------------------------

Notes to the Consolidated Financial Statements
----------------------------------------------

Note F -- Accrued Expenses and Derivative Liabilities, page 32
--------------------------------------------------------------


3. We note that your "inventory accrual" increased from $693,000 at December 31, 2005 to $10,370,000 at December 31, 2006. Please tell us and disclose in future filings the factors that resulted in the significant increase in your inventory accrual. For example, please tell us whether the accrual was recorded to reserve for claims related to defective material(s), inventory impairment or obsolescence, or another significant matter regarding your inventory. With regard to claims related to defective material, you state in the "Critical Accounting Policies and Estimates" section of MD&A that your exposure is small as you refer all claims on defects back to the mill supplying the material. As such, to the extent that the increase to your inventory accrual relates to


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claims for defective material(s), please tell us the reason(s) why you do not believe that the respective mill(s) supplying the material(s) will honor the claims. Furthermore, please tell us your basis for typically treating claims for defective material as the responsibility of the supplier, as opposed to a liability of your company.

In addition, please provide appropriate disclosures under paragraph 14 of FIN 45 for these product warranties and claims or advise us completely and clearly as to why you believe these disclosures are not applicable and meaningful under the circumstances.

      Our reference to "Inventory accrual" $10,370,000 represented a liability for inventory purchased for which invoices had not been received as of December 31, 2006 and therefore not included in accounts payable at that date. This accrual was not a reserve for claims related to defective material, inventory impairment or obsolescence or another significant matter regarding our inventory. Changes in our inventory accruals/accounts payable fluctuate from year to year in the ordinary course of business, depending on when material is shipped and when the title documents are received in our offices. In future filings, the Company will reflect such amounts as accounts payable.

      When there are claims due to defective material, Empire Resources generally accepts responsibility for the defect from its customers. Based on common industry practice we look to our suppliers to reimburse us for the cost of the material and associated expenses. Therefore, in general our exposure would be the differential between our purchase price and selling price. There may be occasions when a supplier and the Company might disagree about the validity of a claim. In such a case, we may decide to recognize or accept the claim with our customer without the supplier approval. To the extent that such a claim would be a material amount, we would disclose this as a non-recurring event.

      The Company has not provided disclosures about product warranties as per paragraph 14 of FIN 45 because historically the net costs associated with defective material have not been material.


Note L - Income Taxes, page 35
------------------------------


4. From disclosure in Note (B)(6) and elsewhere in your annual report, we note that you have several subsidiaries abroad that serve your foreign operations. In accordance with the guidance in Rule 4-08(h)(1) of Regulation S-X, please disclose both the domestic and foreign components of income before taxes in the notes for each of the income statement periods, as well as any other disclosures that may be required by the above rule. If there is material variability between the amount of domestic and foreign income before taxes, please also provide in MD&A a discussion of the reasons for the variability in results, as well as any demands, events, trends, and uncertainties impacting your domestic and foreign operations.

In accordance with Rule 4-08(h)(1), as amounts applicable to foreign income
(loss) and foreign income taxes are less than five percent of our total of income before taxes or the component of tax expense, respectively, such amounts are not separately disclosed.




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



Form 10-Q: For the Quarterly Period Ended September 30, 2007
------------------------------------------------------------

Introduction, page 1

5. In accordance with the guidance in Item 10-01(b)(8) of Regulation S-X, please expand your management representation on the unaudited interim consolidated financial statements to specifically include a statement that all adjustments necessary for a fair presentation of interim period results are of a normal recurring nature or furnish information describing the nature and amount of any adjustments other than normal recurring entering into the determination of the interim results. For example, it appears that the inventory accrual adjustment may not have been a normal recurring adjustment, as we note a material adjustment solely in fiscal 2006. Please revise accordingly.

      In response to the Staff's comment, the Company will revise its future management representations on unaudited interim consolidated financial statements to include a statement that all adjustments necessary for a fair presentation of interim period results are normal recurring entries and will describe any adjustments other than normal recurring entries in the interim results. * * * * *

As requested in the Comment Letter, the Company acknowledges that:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (201) 944-2200 x134.

                                                    Very truly yours,

                                                    /s/ Sandra Kahn

                                                    Sandra Kahn



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